Exhibit 99.1

Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Date of this announcement

Thursday December 21, 2023

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date
New class - code to be confirmed	Options issued under employee incentive scheme	8,000,00	21/12/2023

Refer to next page for full details of the announcement

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Notification of Issue, Conversion or Payment up of Unquoted Equity Securities

Part 1 - Entity and announcement details

1.1 Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered Number Type	Registration number
ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

New announcement

1.5 Date of this announcement

21/12/2023

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Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2 a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

does not have an existing ASX security code (“new class”)

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Part 3C - number and type of +securities the subject of this notification (new class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code	+Security description
New class - code to be confirmed	Options issued under employee incentive scheme

+Security type	ISIN code
Options

Date the +securities the subject of this notification were issued

21/12/2023

Will all the +securities issued in this class rank equally in all respects from their issue date?

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

No

Have you received confirmation from ASX that the terms of the +securities are appropriate and equitable under listing rule 6.1?

No

Please provide a URL link for a document lodged with ASX setting out the material terms of the +securities being issued.

Options Details

+Security currency	Exercise price	Expiry date
AUD - Australian Dollar	AUD 0.01050000	19/12/2026

Details of the existing class of +security that will be issued upon exercise or conversion of this new class of company option

Other

Description

ATH : ORDINARY FULLY PAID

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

https://cdn-api.markitdigital.com/apiman-gateway/ASX/asx-research/1.0/file/2924-02581610-3A604443

Any other information the entity wishes to provide about the +securities the subject of this notification

Issue details

Number of +securities

8,000,000

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Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this application, the +securities of the entity will comprise:

(A discrepancy in these figures compared to your own may be due to a matter of timing if there is more than one application for quotation/issuance currently with ASX for processing.)

4.1 Quoted +Securities (Total number of each +class of +securities quoted)

ASX +security code and description	Total number of +securities on issue
ATH : ORDINARY FULLY PAID	2,802,360,380

4.2 Unquoted +Securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375	19,250,000
ATHAAF : OPTION EXPIRING 31-JUL-2024 EX $0.07	12,000,000
ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238	11,900,000
ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	35,000,000
ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720
New class - code to be confirmed : Options issued under employee incentive scheme	8,000,000

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Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1 a Select the number of the applicable exception in Listing Rule 7.2

13

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